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                              June 11, 2024

       Michael Duffy
       Senior Vice President, Chief Accounting and Risk Officer
       Hilton Worldwide Holdings Inc.
       7930 Jones Branch Drive, Suite 1100
       McLean, VA 22102

                                                        Re: Hilton Worldwide
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-36243

       Dear Michael Duffy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       EBITDA and Adjusted EBITDA, page 48

   1. We note your disclosures on pages 45 and 46 about other revenues and expenses from managed and franchised
properties. Other revenue represents amounts that are
                                                        contractually
reimbursed to you by property owners, either directly as costs are incurred or indirectly through
monthly program fees related to certain costs and expenses
                                                        supporting the
operations of the related properties. Please help us better understand these arrangements.
                                                            You state that
revenues and expenses for direct reimbursements have no net effect on operating income
(loss) or net income (loss). Tell us in more detail if the revenue and related expenses
directly offset each other in each period presented. If not, please explain.
                                                            With respect to the
amounts reimbursed to you indirectly, timing differences can occur between the
costs incurred and the related reimbursement from hotel owners in the reporting
period. Tell us how you determine the amount and timing of
 Michael Duffy
FirstName  LastNameMichael  Duffy
Hilton Worldwide Holdings Inc.
Comapany
June       NameHilton Worldwide Holdings Inc.
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
              reimbursements and if historically the fees collected offset the expenses incurred exactly.
                Please clarify for us if there is anything that could cause a net surplus or deficit over time (e.g. uncollectable reimbursements).
                Please tell us if the net difference between other revenue and expenses from managed and franchised properties as presented in the Consolidated Statements of Operations on page 69 was a result of timing differences only.
2.       We note your adjustment for    net other expenses from managed and
franchised
         properties    in your reconciliation of Adjusted EBITDA on page 51.
Please provide us the
         composition of expenses included in the adjustment, for example what are the type of expenses included and if it solely relates to indirect reimbursements. You state that the direct reimbursements from hotel owners are typically reimbursed as the costs are incurred and have no net effect on net income (loss) and that the expenses incurred related to the indirect reimbursements are expected to equal the revenues earned. Please tell us if there were times in the last year that the typical situations and expectations were not met and if so, the effect on your non-GAAP adjustment. This comment also applies to your presentation of Adjusted EBITDA and Net income, adjusted for special items in your earnings release.
Results of Operations, page 50

3. We note your distinction between comparable and non-comparable hotels on page 47 and your presentation of hotel operating statistics for your comparable hotels on page 50.
         Please tell us how you considered also including non-comparable hotel operating statistics and related operating results discussion for each period, given they comprise 1,532 of the total 7,438 hotels in your system as of December 31, 2023.
4. We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that (1) increases in franchise fees and management fees were primarily the result of increases in RevPAR at your comparable franchised and managed hotels, respectively, (2) you added 664 franchised and managed properties on a net basis, providing an additional 102,100 rooms to your management and franchise segment, which also contributed to the increases in franchise and management fees, and (3) licensing fees increased as a result of increases in fees from your strategic partnerships and HGV. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.
 Michael Duffy
Hilton Worldwide Holdings Inc.
June 11, 2024
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 with any questions.



                                                          Sincerely,
FirstName LastNameMichael Duffy
                                                          Division of
Corporation Finance
Comapany NameHilton Worldwide Holdings Inc.
                                                          Office of Real Estate
& Construction
June 11, 2024 Page 3
cc:       Anne-Marie D'Angelo
FirstName LastName